Exhibit 99.1

SENTAGE HOLDINGS INC.

Notice of 2022 Annual General Meeting of Shareholders

To Be Held on August 1, 2022, at 9:30 a.m. EST

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of holders of ordinary shares (the “Ordinary Shares”) (the “shareholders”) of Sentage Holdings Inc. (the “Company”) will be held at 501 Platinum Tower, 233 Taicang Rd, Huangpu, Shanghai (200001), China, on August 1, 2022, at 9:30 a.m. EST with the ability given to the shareholders to join virtually. Registered shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting via live audio webcast at www.virtualshareholdermeeting.com/SNTG2022.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.	to re-elect Ms. Qiaoling Lu as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Mr. Yiheng Guo as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Mr. Michael John Viotto as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Angel Colon as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Mr. Shengsong Wang as a director of the Company to hold office until the next annual general meeting; and

6.	to approve a share consolidation or reverse stock split, of the Company’s ordinary shares, par value US$0.001 per share, at a ratio of one-for-five such that the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”).

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on July 6, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at http://ir.sentageholdings.com/.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxyvote.com, (ii) by phone at 1-800-690-6903, or (iii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Qiaoling Lu
Qiaoling Lu
Chairman of the Board of Directors

Shanghai, China

July 7, 2022

SENTAGE HOLDINGS INC.

Annual General Meeting of Shareholders

August 1, 2022

9:30 a.m. EST

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Sentage Holdings Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on August 1, 2022 at 9:30 a.m. EST. The Company will hold the Meeting at 501 Platinum Tower, 233 Taicang Rd, Huangpu, Shanghai (200001), China, which shareholders will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/SNTG2022.Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their ordinary shares of the Company (the “Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on July 6, 2022 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent not less than one-third (1/3) of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	to re-elect Ms. Qiaoling Lu as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Mr. Yiheng Guo as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Mr. Michael John Viotto as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Angel Colon as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Mr. Shengsong Wang as a director of the Company to hold office until the next annual general meeting; and

6.	to approve a share consolidation or reverse stock split, of the Company’s ordinary shares, par value US$0.001 per share, at a ratio of one-for-five, such that the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–6.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxyvote.com, (ii) by phone at 1-800-690-6903, or (iii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “Financials & Filings” section of the Company’s website at http://ir.sentageholdings.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at tina.xiao@ascent-ir.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 5

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Ms. Qiaoling Lu, age 42, has been our chief executive officer, chairman of the board of directors, and director since our incorporation. Ms. Lu has served as the general manager of Daxin Wealth since March 2015. Before joining us, she served as the manager director of Asia Pacific at Interconnect Products Limited UK from September 2010 to January 2015, where she successfully led her team to expand the company’s business in the Asia market. She also served as a finance associate at IQVIA (formerly known as Quintiles European headquarters) from April 2006 to August 2010. Ms. Lu obtained her master’s degree in International Relations from Qingdao University in Qingdao City, Shandong Province, China in 2005. Ms. Lu obtained her master’s degree in International Management from Henley Business School at University of Reading in the United Kingdom in 2004. Ms. Lu obtained her bachelor’s degree in International Economics from Shandong University of Finance and Economics in Jinan City, Shandong Province, China in 2002.

Mr. Yiheng Guo, age 38, was appointed as our director on April 10, 2020. He has served as a director of Daxin Wealth from March 2015 to the present. Mr. Guo obtained his master’s degree in Real Estate Investment and Finance from Henley Business School at University of Reading in the United Kingdom in 2007. Mr. Guo obtained his bachelor’s degree in International Securities Investment & Banking from University of Reading in the United Kingdom in 2006.

Mr. Michael John Viotto, age 70, was appointed as our director since the closing of our IPO. Michael Viotto currently serves as the Chief Financial Officer and a Board member for Fuse Group Holdings Inc., an OTC OB Market listed company (trading symbol: FUST). Mr. Viotto has been serving as a Board member for Fuse Group Holding Inc. since August 2017, supervising finance aspects of the Company. Mr. Viotto has been the President of MJV Consulting since October 2014, and has also been serving as an Independent Director for Dunxin Financial Holding Limited, a NYSE market listed company (trading symbol: DXF), serving as the Chairman of the company’s Compensation Committee and a member of the company’s Nomination Committee as well as its Audit Committee since December, 2017. In addition, Mr. Viotto also served as an Independent Director for Future World Financial Holdings Inc. a financial company based in Hong Kong, China, from September 2016 to January 2017. He served as the Chairman for the company’s Nominating and Remuneration Committee and as a member of the company’s Audit Committee. Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University located in Pomona, California in March 1985.

Mr. Angel Colon, age 48, was appointed as our director since the closing of our IPO. Mr. Colon has served as a managing member of NY Capital Management Group, LLC since January 2017; Turing Funds, LLC since July 2017; Vega Management Advisors, LLC from October 2018 to February 2020; and Vega Management Investments, LLC from October 2018 to February 2020; in each case, providing services to high net worth individuals, businesses and institutions to produce solutions that facilitate the advancement and management of capital along with the mitigation of risk to achieve dependable annual returns. Mr. Colon has served as a financial advisor and consultant both Pharma Corp. and Bronson Resource Limited since December 2018, where he was responsible for research-backed support of strategies concerning the mitigation of risk and financial planning from inception to completion. Previously, Mr. Colon served as a financial advisor for Cuttone & Co., LLC from December 2016 to February 2018; Tribal Capital Markets, LLC from August 2016 to December 2016; and Bonwick Capital Partners, LLC from July 2015 to August 2016. Mr. Colon also served as a capital markets associate at TriPoint Global Equities, LLC from December 2013 to July 2015. Mr. Colon received a Bachelor of Science in International Business with a minor in Languages and Economics from St. John Fisher College in 1996. He currently holds Financial Industry Regulatory Authority (“FINRA”) Series 7, Series 63 and Series 65 and is a licensed broker with FINRA.

Mr. Shengsong Wang, age 66, was appointed as our director since the closing of our IPO. Mr. Wang currently serves as a law professor at Qingdao University in Shandong Province. He joined Qingdao University in 1987 as a lecturer and served as an associate professor, professor, and then dean of faculty. Mr. Wang is a renowned legal professional specializing in arbitration and litigation. Between June 2009 and December 2013, Mr. Wang served as an Independent Director for Qingdao Hanhe Cable Co., Ltd, a Shenzhen Stock Exchange listed company that specializes in cable system services, transformation products, and smart grid technology in China. Between March 2015 and April 2018, Mr. Wang served as an Independent Director for Weflo Valve Co., Ltd., a Shenzhen Stock Exchange listed company that specializes in the design and manufacture of valves and fire hydrant products. Mr. Wang received a Bachelor’s Degree in History in 1982 and a Master’s Degree in Ancient World History in 1986 from Qufu Normal University. Mr. Wang also received a Master’s Degree from Harbin Normal University in 1986 and a Doctorate Degree in Law Jurisprudence from China University of Political Science and law in 2005.

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	Ms. Qiaoling Lu be re-elected as a director of the Company to hold office until the next annual general meeting;

(B)	Mr. Yiheng Guo be re-elected as a director of the Company to hold office until the next annual general meeting;

(C)	Mr. Michael John Viotto be re-elected as a director of the Company to hold office until the next annual general meeting;

(D)	Mr. Angel Colon be re-elected as a director of the Company to hold office until the next annual general meeting; and

(E)	Mr. Shengsong Wang be re-elected as a director of the Company to hold office until the next annual general meeting.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 6

APPROVAL OF THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s Ordinary Shares at a ratio of one-for-five, the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”), on the effective date as determined by the Board of Directors, but in any event on or before August 12, 2022.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Share Consolidation by filing the relevant Share Consolidation resolution with the Cayman Islands Registrar of Companies at any time after the approval of the Share Consolidation but in any event on or before August 12, 2022.

The Share Consolidation will be implemented simultaneously for all Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SNTG.” Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

On February 28, 2022, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until August 29, 2022, to regain compliance.

To regain compliance with the Minimum Bid Price Rule by August 29, 2022, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s Ordinary Shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the Ordinary Shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s Ordinary Shares will be delisted from Nasdaq.

In the event the Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Ordinary Shares, and (ii) the liquidity and marketability of the Ordinary Shares. This could reduce the ability of holders of the Ordinary Shares to purchase or sell Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Ordinary Shares, which may cause the market price of the Ordinary Shares to decline.

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect the registration of our Ordinary Shares or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission. When the Share Consolidation is implemented, our Ordinary Shares will begin trading on a post-split basis on the effective date that we announce by press release. In connection with the Share Consolidation, the CUSIP number of our Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Fractional Shares

No fractional Ordinary Shares will be issued to any shareholders in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one Ordinary Share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, our authorized Ordinary Shares will be consolidated at the same ratio. The authorized Ordinary Shares of the Company shall be decreased from 50,000,000 ordinary shares of US$0.001 each to 10,000,000 ordinary shares of US$0.005 each.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect Share Consolidation of the Company’s Ordinary Shares at a ratio of one-for-five in the form of shareholder resolutions. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to amending the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”), with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before August 12, 2022 and such date shall be announced by the Company (the “Effective Date”);

(B)	on the Effective Date, the authorized share capital of the Company shall be US$50,000, divided into 10,000,000 Ordinary Shares of a nominal or par value of US$0.005 each; and

(C)	the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

July 7, 2022	/s/ Qiaoling Lu
Qiaoling Lu
Chairman of the Board of Directors